05037400

STATES
HANGE COMMISSION
, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 5 2005

SEC FILE NUMBER
8-66569

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/25/04 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meridian Capital Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1266 Furnace Brook Parkway
(No. and Street)

Quincy	MA	02169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

John P. McDonough — (617) 328-6200
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jacobs, Velella & Kerr, P.C.
(Name - *if individual, state last, first, middle name*)

388 Hillside Avenue	Needham	MA	02494
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, John P. McDonough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meridian Capital Partners LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROLYN R. CALDARONE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
September 19, 2008

John P. McDonough
Signature

President
Title

Carolyn R. Caldarone
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERIDIAN CAPITAL PARTNERS, LLC

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

December 31, 2004 and for the Period
March 25, 2004 through December 31, 2004

MERIDIAN CAPITAL PARTNERS, LLC

TABLE OF CONTENTS

December 31, 2004 and for the Period March 25, 2004 through December 31, 2004

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants

388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370

Members
American Institute of Certified Public Accountants
Massachusetts Society of Certified Public Accountants
Herman Jacobs CPA 1949–1988
Alberto Velella CPA
Peter H. Kerr CPA

Michael E. Carlson CPA

INDEPENDENT AUDITORS REPORT

To the Members of
Meridian Capital Partners, LLC
Quincy, Massachusetts

We have audited the accompanying statement of assets, liabilities and members' equity of Meridian Capital Partners, LLC as of December 31, 2004 and the related statements of revenues and expenses, changes in members' equity and cash flows for the period March 25, 2004 through December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures of the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridian Capital Partners, LLC as of December 31, 2004 and the results of their operations and cash flows for the period March 25, 2004 through December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Jacobs, Velella & Kerr, P.C.

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

January 20, 2005

MERIDIAN CAPITAL PARTNERS, LLC

AUDITED FINANCIAL STATEMENTS

MERIDIAN CAPITAL PARTNERS, LLC
STATEMENT ASSETS, LIABILITIES AND MEMBERS' EQUITY
December 31, 2004

ASSETS		
CURRENT ASSETS		
Cash	$	38,165
Commissions and accounts receivable		1,019,609
Deposits and prepaid expenses		1,382
TOTAL CURRENT ASSETS		1,059,156
TOTAL ASSETS	$	1,059,156
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable		10,537
Accrued liabilities		824,510
Due to related party		3,880
TOTAL CURRENT LIABILITIES		838,927
MEMBERS' EQUITY		220,229
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,059,156

The accompanying notes are an integral part of these financial statements.

MERIDIAN CAPITAL PARTNERS, LLC
STATEMENT OF REVENUE AND EXPENSES
For the Period March 25, 2004 Through December 31, 2004

REVENUE		
Wholesale commissions	$	670,189
Due diligence fees		349,420
TOTAL REVENUE		1,019,609
OPERATING EXPENSES		
Commissions		670,189
Computer expense		1,900
Due diligence fees		149,321
Employee benefits		7,128
Filing fees expense		41,218
Insurance expense		190
Legal, accounting and professional fees		57,908
Office supplies and expense		3,000
Postage and shipping		1,564
Rent		10,000
Repairs and maintenance		200
Salaries and wages		42,250
Telephone expense		2,100
Travel expense		2,998
TOTAL OPERATING EXPENSES		989,966
NET OPERATING PROFIT		29,643
OTHER INCOME (EXPENSE)		
Interest income		897
Interest expense		(311)
TOTAL OTHER INCOME		586
NET INCOME	$	30,229

The accompanying notes are an integral part of these financial statements.

MERIDIAN CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Period March 25, 2004 Through December 31, 2004

MEMBERS' EQUITY AS OF MARCH 25, 2004		$	-
	Capital contributions		190,000
	Net income for the period March 25, 2004 through December 31, 2004		30,229
	TOTAL		220,229
Less:	Members' guaranteed payments		-
	Members' withdrawals		-
	TOTAL MEMBERS' DRAW		-
MEMBERS' EQUITY AS OF DECEMBER 31, 2004		$	220,229

The accompanying notes are an integral part of these financial statements.

MERIDIAN CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
For the Period March 25, 2004 Through December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	30,229
Adjustments to reconcile net income to net cash used in operating activities:		
Expenses allocated from related party		78,569
Intercompany interest expense		311
(Increase) decrease in:		
Commissions and accounts receivable		(1,019,609)
Deposits and prepaid expenses		(1,382)
Increase (decrease) in:		
Accounts payable		10,537
Accrued liabilities and taxes		824,510
NET CASH USED IN OPERATING ACTIVITIES		(76,835)
CASH FLOWS FROM INVESTING ACTIVITIES		
Advances from related party		(75,000)
NET CASH USED IN INVESTING ACTIVITIES		(75,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		190,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		190,000
NET INCREASE IN CASH		38,165
CASH, BEGINNING		-
CASH, ENDING	$	38,165

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. GENERAL INFORMATION

Meridian Capital Partners, LLC is a limited liability company formed under the laws of the state of Delaware on March 25, 2004 with its offices located in Quincy, Massachusetts. The Company is a broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in various states and Washington D.C. It is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company was formed primarily to wholesale direct participation programs to other unaffiliated broker-dealers for ultimate sale to retail, accredited investors and also to offer such products directly to retail investors. The Company receives commissions upon the closing of each transaction.

B. LIABILITY OF LIMITED LIABILITY COMPANY MEMBERS

Pursuant to § 18-303(a) of Title 6, Subtitle II of the Delaware Limited Liability Company Act, the debts, obligations and liabilities of a limited liability company member, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the limited liability company, and no member or manager of a limited liability company shall be obligated personally for such debt, obligation or liability of the limited liability company solely by reason of being a member or acting as a manager of the limited liability company.

Pursuant to § 18-303(b) of the aforementioned Act, under the limited liability company agreement or under another agreement, a member or manager may agree to be obligated personally for any or all debts, obligations and liabilities of the limited liability company.

B. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

C. CASH AND CASH EQUIVALENTS

For financial statement purposes, the Company considers all short-term debt and investment securities purchases with a maturity of three months or less to be cash equivalents.

D. ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS

The Company experiences a low rate of its accounts receivable that become uncollectible. Therefore, these financial statements do not contain a provision for uncollectible accounts.

E. REVENUE RECOGNITION

Commission revenues are recognized upon the closing of each transaction (earned). The related commission expense is recognized when the commission is earned by the Company.

F. INCOME TAXES

Under the domestic entity default rules of the Internal Revenue Service, the Company, since it is organized as a limited liability company, is treated as a partnership for taxation purposes. In lieu of the

NOTE 1- SUMMARY OF SINIFICANT ACCOUNTINGPOLICIES - continued

F. INCOME TAXES - continued

partnership paying federal income taxes, the members of the limited liability company are taxed on their proportionate share of the Company's federally taxable income. The Commonwealth of Massachusetts follows the Internal Revenue Service rules in determining the taxation of the Company. Therefore, these financial statements do not contain a provision for federal or state income taxes.

G. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation days depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements.

The Company's policy is to recognize the costs of compensated future absences when actually paid to employees.

J. ADVERTISING COSTS

Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be realized.

NOTE 2 - LEASES

The Company leases its office location in Massachusetts under an operating lease through its affiliated corporation, Meridian Properties, Inc.

The Massachusetts lease dated January 25, 1989 as amended on various dates through 2000, was amended on February 12, 2001 to amend the amount and location of the office space being leased.

The Massachusetts office also began leasing various pieces of office equipment in the year 2000 under operating leases expiring on various dates in the year 2005.

Effective June 1, 2004 through December 31, 2004, 10% of the lease payments for the Massachusetts lease were allocated to the Company. Effective January 1, 2005, 5% of the lease payments for the Massachusetts lease will be allocated to the Company.

Based upon the aforementioned allocations, future minimum rental payments under the operating leases are as follows:

Years Ended December 31,	Amount
2005	$ 14,110
2006	6,038
2007	1,233
2008	-
2009	-
	$ 21,381

NOTE 2 - LEASES - *continued*

Rent expense for period March 25, 2004 through December 31, 2004 was $ 10,000.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company shares office space at its location with Meridian Investments, Inc., Meridian Properties, Inc., Meridian Capital Investments, Inc., Meridian SALT, Inc., two entities organized in 2003, Carbon Energy, LLC and Meridian Clean Fuels, Inc., all affiliated companies. Except for items specifically identified to one of the companies, overhead and other operating expenses, including personnel costs, are shared with the affiliated companies. Allocations of all shared expenses are determined by personnel time devoted to each entity.

Since the Company did not get approved for its broker-dealer license until November 8, 2004, there was no allocation of shared expenses to the Company. For the period November 8, 2004 through December 31, 2004, the allocation ratio was 55% Meridian Investments, Inc., 3% Meridian Properties, Inc., 2% Meridian SALT, Inc., 20% Carbon Energy, LLC, 10% Meridian Clean Fuels, Inc. and 10% Meridian Capital Partners, LLC.

NOTE 4 - DUE TO/FROM RELATED PARTY

Due to related party represents monies advanced to the Company from Meridian Properties, Inc., an affiliated corporation. The balances at December 31, 2004 is comprised of (1) amounts actually borrowed from the affiliate, (2) specific expenses actually paid by the affiliate for the benefit of the Company and (3) common operating expenses allocated to the Company.

Interest on the note is charged on the average monthly balance at the applicable federal rate per annum (1.98% for the period ended March 25, 2004 through December 31, 2004). Interest payable included in the balance at December 31, 2004 was $ 311.

NOTE 5 - SALE OR TRANSFER OF MEMBERS' INTERESTS

Pursuant to the limited liability company agreement dated March 25, 2004, no member may assign all or any part of an interest without the directors' approval, which may be granted or withheld in the directors' sole discretion and need not recognize such assignment for any purpose unless the directors' consent and the necessary documents pursuant to limited liability agreement have been filed with the Company.

If a member assigns all of the member's interest, that member shall cease to be a member upon the admission of the assignee as a substituted member in accordance with the limited liability company agreement.

NOTE 6 - CONCENTRATIONS OF CREDIT AND MARKET RISK

The Company was formed primarily to wholesale direct participation programs to other unaffiliated broker-dealers for ultimate sale to retail, accredited investors and also to offer such products directly to retail investors. The Company receives commissions upon the closing of each transaction.

Financial instruments that potentially subject the Company to concentrations of credit risk consist

NOTE 6 - CONCENTRATIONS OF CREDIT AND MARKET RISK - continued

principally of commissions receivable and commission revenue. Concentrations of credit risk with respect to commissions receivable and commission revenue arise due to the fact that the Company conducts business with a limited number of companies and, as of December 31, 2004, commissions receivable due from one company, a related party, totaled $ 1,019,609 from a single transaction that closed on December 31, 2004.

The Company also maintains cash balances in one financial institution located in Boston, Massachusetts. The combined balance in all accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $ 100,000. From time to time, the Company may have cash on deposit that exceeds the federal insured limits. At December 31, 2004, the Company had uninsured cash balances in the amount of $ 12,862 .

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $ 5,000 or 12.5% of total aggregate indebtedness for first year broker-dealers, which the Company is, whichever is higher, and requires that the ratio of aggregate indebtedness to net capital, both as defined, for first year broker-dealers, shall not exceed 8 to 1. At December 31, 2004, the Company had net capital, required net capital, excess net capital aggregate indebtedness and a net capital ratio as follows:

Net Capital	$	13,873
Required Net Capital		104,866
Deficient Net Capital	$	90,993
Aggregate Indebtedness	$	838,927
Net Capital Ratio		5,912 to 1

At December 31, 2004, the Company was in violation of its net capital requirement and its ratio of aggregate indebtedness to net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (see **NOTE 8 - SUBSEQUENT EVENTS**).

NOTE 8 - SUBSEQUENT EVENTS AND CONTINGENCIES

On January 25, 2005, the Company notified the NASD that, in violation of the SEC Uniform Net Capital Rule (Rule 15c3-1), it did not meet its net capital requirement as of December 31, 2004

This violation occurred as a result of the Company closing a transaction on December 31, 2004 and recognizing the corresponding commissions receivable and payable as of that date. In accordance with the net capital computation formula, the Company is only allowed to include in its net capital calculation, commissions receivable directly related to the commission payable. The excess is a non-allowable asset. The disallowance of the excess commissions receivable caused a net capital deficiency of $ 90,993. Upon completing its calculation of its net capital requirement for the quarter ended December 31, 2004 and determining the net capital deficiency, the Company immediately notified the NASD and the SEC of the violation.

NOTE 8 - SUBSEQUENT EVENTS AND CONTINGENCIES

The Uniform Net Capital Rule violation was resolved on January 4, 2005, when, the Company received payment of the entire commission receivable due as of December 31, 2004. Because of the violation, by rule, the Company was not permitted to, and did not, engage in a securities transaction with any public customer during the period January 1, 2005 through January 4, 2005, the period of the violation

As of February 16, 2005, the Company has not received notification of sanctions, if any, and is subject to audit by the NASD. The Company cannot make a reasonable estimate of any sanctions to be imposed by the NASD as a result of the Uniform Net Capital Rule violation. Therefore, no provision has been made in these financial statements as of December 31, 2004 and for the period ended March 25, 2004 through December 31, 2004, for any such contingency.

MERIDIAN CAPITAL PARTNERS, LLC

SUPPLEMENTARY INFORMATION

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370

Members
American Institute of Certified Public Accountants
Massachusetts Society of Certified Public Accountants
Herman Jacobs CPA 1949–1988
Alberto Velella CPA
Peter H. Kerr CPA

Michael E. Carlson CPA

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of
Meridian Capital Partners, LLC
Quincy, Massachusetts

We have audited the accompanying financial statements of Meridian Capital Partners, LLC as of December 31, 2004 and for the period March 25, 2004 through December 31, 2004, and have issued our report thereon dated January 20, 2005. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jacobs, Velella & Kerr, P.C.

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

January 20, 2005

MERIDIAN CAPITAL PARTNERS, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

NET CAPITAL COMPUTATION

MEMBERS' EQUITY	$	220,229
LESS: NON-ALLOWABLE ASSETS		
Commissions receivable in excess of commissions payable		(200,099)
Deposits and prepaid expenses		(1,382)
Cash not on deposit at Company's financial institution		(4,875)
NET CAPITAL BEFORE HAIRCUTS		13,873
Haircuts on securities:		
Debt securities		-
NET CAPITAL	$	13,873

RECONCILIATION WITH COMPANY'S COMPUTATION

NET CAPITAL PER FOCUS REPORT	$	14,184
AUDIT ADJUSTMENTS FOR:		
Accrued interest expense on balance due to related party		(311)
NET CAPITAL	$	13,873

See independent auditor's report on supplementary information.

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370

Members
American Institute of Certified Public Accountants
Massachusetts Society of Certified Public Accountants
Herman Jacobs CPA 1949–1988
Alberto Velella CPA
Peter H. Kerr CPA

Michael E. Carlson CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members of
Meridian Capital Partners, LLC
Quincy, Massachusetts

In planning and performing our audit of the financial statements of Meridian Capital Partners, LLC as of December 31, 2004 and for the period ended March 25, 2004 through December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and in determining compliance with the exemptive provision of rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of an internal control structure and the practice and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Members of:
Meridian Capital Partners, LLC

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors and irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemption provision of Rule 15c3-3 has not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Jacobs, Velella & Kerr, P.C.

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

January 20, 2005

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370

Members
American Institute of Certified Public Accountants
Massachusetts Society of Certified Public Accountants
Herman Jacobs CPA 1949–1988
Alberto Velella CPA
Peter H. Kerr CPA

Michael E. Carlson CPA

INDEPENDENT AUDITORS REPORT ON MATERIAL INADEQUACIES

To the Members of
Meridian Capital Partners, LLC
Quincy, Massachusetts

We have audited the financial statements of Meridian Capital Partners, LLC as of December 31, 2004 and for the period March 25, 2004 through December 31, 2004. The report has been submitted to the proper regulatory agencies.

The above noted audits did not disclose any material inadequacies.

Jacobs, Velella & Kerr, P.C.

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

January 20, 2005